Exhibit 99.1

Fortuna announces the start of pre-production mining at the Lindero Project, Argentina

Vancouver, September 13, 2019-- Fortuna Silver Mines Inc. (NYSE: FSM) (TSX: FVI) is pleased to announce the start of pre-production mining at its 100 percent owned Lindero gold Project located in the Province of Salta, Argentina. Initial blasting on Mineral Reserves commenced in early September and the mine is planned to build stockpiles of reserves ahead of stacking on the leach pad.

Jorge A. Ganoza, President, CEO and Director, commented, “The start of pre-production mining is one of the important milestones of the project as we go into the final stretch of construction.” Mr. Ganoza added, “The Lindero mineralized body presents us with important economic benefits that can be captured right from the start of mining. There is no pre-stripping required and high-grade gold Mineral Reserves will be accessed with a low strip ratio below one in the first year.” Mr. Ganoza concluded, “In its first full year of operation, Lindero is planned to produce between 145 to 160 thousand ounces of gold.”

The Lindero Project construction remains on track with placement of Mineral Reserves on the leach pad scheduled for the fourth quarter of 2019 and first doré pour planned in the first quarter of 2020. With Lindero in its first year of full production, Fortuna's consolidated precious metals annual production1 is expected to increase in 2020 to between 7.5 and 8.3 million ounces of silver and between 189 to 209 thousand ounces of gold or between 293 to 324 thousand ounces of gold equivalent2.

Construction highlights as at the end of August 2019:

•	The overall project is 70 percent complete
•	Total construction spending is US$240.8 million
•	An eight megawatt power plant is being pre-commissioned; and the medium voltage power distribution system is complete
•	All major structures and equipment in the crushing circuit and agglomeration plant have been mounted. The electrical, lubrication, and hydraulic systems are being installed
•	The Project´s workforce to date is 2,350 people; 98 percent are Argentinian nationals, 65 percent come from the Province of Salta, and 10 percent come from neighboring communities. The Project employs 105 female workers which constitute 5 percent of the project´s workforce.

First pre-production blast on Mineral Reserves occurred in early September 2019.

Notes:

1.	Based on annual production plans for the life of the San Jose, Caylloma and Lindero mines | Assumes commencement of commercial production at Lindero in Q1 2020 | Refer to Fortuna news release dated April 4, 2019, “Fortuna reports updated first year gold doré production plan for the Lindero Project, Argentina” and news release dated February 20, 2019, “Fortuna provides construction update at its Lindero gold project in Argentina” | Refer to the Caylloma Mine Technical Report (Effective date: March 8, 2019) and to the San Jose Mine Technical Report (Effective date: February 22, 2019)
2.	Gold equivalent is calculated using a gold to silver ratio of 1 to 72 and does not include lead nor zinc

Lindero gold Project

Mine and equipment fleet

The operational permits for the explosives magazine and the explosive delivery trucks were received in August 2019. All mine equipment is on site and is fully operational. Key equipment includes six 100 ton trucks, two 17 cubic yard wheel loaders, one 5 cubic yard crawler excavator, two 449 HP dozers, two 250 HP motor graders, and two 800 HP rotary blast hole drill rigs.

Blast hole drilling work at the Lindero Deposit

8 megawatt power plant

The power plant consisting of twelve power generators and ten 50 cubic meter fuel tanks is being pre-commissioned. The plant will allow for power requirements to be self-generated through an eight megawatt diesel generator power plant. The medium voltage power distribution system is complete.

8 megawatt power plant

18,750 tonnes per day crushing circuit and agglomeration plant

All principal structures and equipment in the primary, secondary, and tertiary crushing circuits have been mounted with electrical, lubrication, and hydraulic systems being installed. Mounting and installation of conveyor belts is the main mechanical activity taking place at the present time.

The large agglomeration surge bin, two cement silos, and the two agglomeration drums have been mounted with mechanical and electrical installation continuing.

Commissioning of the crushing circuit and the agglomeration plant is planned for the fourth quarter of 2019.

Panoramic view of the crushing circuit and agglomeration plant

Leach pad and solution ponds area

The 31 hectare leach pad start-up area is 88 percent advanced and scheduled to be completed in October 2019. Construction of the sulphidization-acidification-recycle-thickening (“SART”), pregnant, intermediate, barren, and major events solution ponds and five-layer liner system installation are 92 percent complete.

SART, pregnant, intermediate, barren, and major events solution ponds

ADR and SART plants

Concrete foundations for the adsorption, desorption and recovery (“ADR”) and SART plants have been completed.

The steel structure for the building to house the ADR plant is 90 percent complete with electromechanical and piping installation commenced in September 2019. The ADR plant is scheduled to be commissioned in the first quarter of 2020.

ADR plant

Steel structure installation at the SART plant is 40 percent complete. Electromechanical and pipe installation is planned to commence by the end of September 2019.

SART plant

Construction camp and ancillary facilities

Fresh water wells, pumping and distribution systems are 40 percent complete; commissioning is planned for the fourth quarter of 2019.

Further updates on the construction of the Lindero gold Project will be provided as the development of the Project proceeds.

Please click on the following link to access Lindero’s construction video updates: https://fortunasilver.com/mines-and-projects/development/lindero-project-argentina/construction-videos/ and on the following link to access Lindero´s construction photo gallery: https://fortunasilver.com/mines-and-projects/development/lindero-project-argentina/construction-gallery/crushing-circuit/.

About the Lindero gold Project, Argentina

In September 2017, the commencement of construction at Lindero was officially launched (see Fortuna news releases dated September 21, 2017 and December 21, 2017). Lindero has been designed as an 18,750 tonnes per day owner operated open pit mine with a pit life of 13 years based on existing mineral reserves. Crushed ore will be placed on a leach pad with the pregnant solution pumped to SART1 and ADR2 plants prior to electrowinning and refining where gold will be poured to doré bars.

The initial capital cost budget estimate for the construction of Lindero as set out in the technical report entitled “Fortuna Silver Mines Inc.: Lindero Property, Salta Province, Argentina” dated effective October 31, 2017 is forecast to increase to US$298 million, an increase of 25 percent over what was budgeted in the technical report; this amount does not include value added tax which is expected to be recovered in the first 24 months from the start of mining operations. The technical report of the Lindero Project is available on SEDAR at www.sedar.com and on the Company's website at https://fortunasilver.com/site/assets/files/4098/lindero-project-technical-report-effective-date-31-oct-2017.pdf.

Qualified Person

Amri Sinuhaji, Technical Services Director – Mine Planning, is the Qualified Person for Fortuna Silver Mines Inc. as defined by National Instrument 43-101. Mr. Sinuhaji is a Professional Engineer registered with the Association of Professional Engineers and Geoscientists of the Province of British Columbia (#48305) and has reviewed and approved the scientific and technical information contained in this news release.

About Fortuna Silver Mines Inc.

Fortuna is a growth oriented, precious metals producer focused on mining opportunities in Latin America. Our primary assets are the Caylloma silver Mine in southern Peru, the San Jose silver-gold Mine in Mexico and the Lindero gold Project, currently under construction, in Argentina. The Company is selectively pursuing acquisition opportunities throughout the Americas and in select other areas. For more information, please visit our website at www.fortunasilver.com.

Jorge A. Ganoza

President, CEO and Director

Fortuna Silver Mines Inc.

Trading symbols: NYSE: FSM | TSX: FVI

Investor Relations:

Carlos Baca

T (Peru): +51.1.616.6060, ext. 0

Forward looking Statements

This news release contains forward looking statements which constitute "forward looking information" within the meaning of applicable Canadian securities legislation and "forward looking statements" within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 (collectively, "Forward looking Statements"). All statements included herein, other than statements of historical fact, are Forward looking Statements and are subject to a variety of known and unknown risks and uncertainties which could cause actual events or results to differ materially from those reflected in the Forward looking Statements. The Forward looking Statements in this news release include, without limitation, statements about the Company's plans for its mines and mineral properties; the Company's business strategy, plans and outlook; the merit of the Company's mines and mineral properties; the future financial or operating performance of the Company; 2019 production and cost guidance; 2020 estimated production guidance; the Company’s exploration activities, including related capital expenditures; the timing of the completion of construction at Lindero; the timing of commissioning of the plant and the first dore pour; the construction costs at the Lindero Project and proposed expenditures at the Lindero Project. Often, but not always, these Forward looking Statements can be identified by the use of words such as "estimated", "potential", "open", "future", "assumed", "projected", "used", "detailed", "has been", "gain", "planned", "reflecting", "will", "containing", "remaining", "to be", or statements that events, "could" or "should" occur or be achieved and similar expressions, including negative variations.

Forward looking Statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any results, performance or achievements expressed or implied by the Forward looking Statements. Such uncertainties and factors include, among others, changes in general economic conditions and financial markets; changes in prices for silver and other metals; technological and operational hazards in Fortuna's mining and mine development activities; risks inherent in mineral exploration; uncertainties inherent in the estimation of mineral reserves, mineral resources, and metal recoveries; governmental and other approvals; political unrest or instability in countries where Fortuna is active; labor relations issues; as well as those factors discussed under "Risk Factors" in the Company's Annual Information Form dated March 29, 2019 and filed on SEDAR at www.sedar.com. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in Forward looking Statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended.

Forward looking Statements contained herein are based on the assumptions, beliefs, expectations and opinions of management, including but not limited to expectations regarding the Company's plans for its mines and mineral properties; mine production costs; expected trends in mineral prices and currency exchange rates; the accuracy of the Company's current mineral resource and reserve estimates; that the Company's activities will be in accordance with the Company's public statements and stated goals; that there will be no material adverse change affecting the Company or its properties; that all required approvals will be obtained; that there will be no significant disruptions affecting operations and such other assumptions as set out herein. Forward looking Statements are made as of the date hereof and the Company disclaims any obligation to update any Forward looking Statements, whether as a result of new information, future events or results or otherwise, except as required by law. There can be no assurance that Forward looking Statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, investors should not place undue reliance on Forward looking Statements.